Stock Purchase Agreement

This Stock Purchase Agreement ("Agreement") is made as of July 13, 1999, between Archon Vitamin Corporation, a New Jersey corporation ("Buyer") and IVC Industries, Inc., a Delaware corporation ("Seller") for the acquisition of Vitamin Specialties Corp., a Pennsylvania corporation ("Company").

RECITALS

Seller desires to sell, and Buyer desires to purchase, all of the issued and outstanding shares (the "Shares") of capital stock of the Company and thereby the business of the Company consisting of the Retail Stores and the Mail Order Division (the "Business") for the consideration and on the terms set forth in this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1     DEFINITIONS

All Capitalize words used and appearing in this Agreement are defined herein. Certain common terms are defined in this section. Transaction specific terms are generally defined in the context where they are used.

1.1 Applicable Contract means any contract (a) under which the Company has or may acquire any rights, (b) under which the Company has or may become subject to any obligation or liability, or (c) by which the Company or any of the assets owned or used by the Company is or may become bound.

1.2 Contemplated Transactions means all of the transactions contemplated by this Agreement.

1.3 Encumbrance means any charge, claim, community property interest, condition, equitable interest, lien, option, pledge, security interest, right of first refusal, or restriction of any kind, including any restriction on use, voting, transfer, or exercise of any other attribute of ownership.

1.4 "Environmental, Health, and Safety Liabilities"--any cost, damages, expense, liability, obligation, or other responsibility arising from or under Environmental Law or Occupational Safety and Health Law and consisting of or relating to:

      1.4.1 any environmental, health, or safety matters or conditions (including on-site or off- site contamination, occupational safety and health, and regulation of chemical substances or products);

      1.4.2 fines, penalties, judgments, awards, settlements, legal or administrative proceedings, damages, losses, claims, demands and response, investigative, remedial, or inspection costs and expenses arising under Environmental Law or


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            Occupational Safety and Health Law;

      1.4.3 financial responsibility under Environmental Law or Occupational Safety and Health Law for cleanup costs or corrective action, including any investigation, cleanup, removal, containment, or other remediation or response actions ("Cleanup") required by applicable Environmental Law or Occupational Safety and Health Law (whether or not such Cleanup has been required or requested by any Governmental Body or any other Person) and for any natural resource damages; or

      1.4.4 any other compliance, corrective, investigative, or remedial measures required under Environmental Law or Occupational Safety and Health Law.

      1.4.5 The terms "removal," "remedial," and "response action," include the types of activities covered by the United States Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. ss. 9601 et seq., as amended ("CERCLA").

1.5 Environmental Law means Legal Requirements designed to minimize, prevent, punish, or remedy the consequences of actions that damage or threaten the environment or public health or safety.

1.6   Facilities means the premises of the Retail Stores.

1.7 Governmental Authorization means any approval, consent, license, permit, waiver, or other authorization issued, granted, given, or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.

1.8 Governmental Body means any (a) nation, state, county, city, town, village, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multi-national organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature.

1.9 "Hazardous Activity" means the distribution, generation, handling, importing, management, manufacturing, processing, production, refinement, release, storage, transfer, transportation, treatment, or use of Hazardous Materials in, on, under, about, or from the Facilities or any part thereof into the Environment.

1.10 "Hazardous Materials"means any waste or other substance that is listed, defined, designated, or classified as, or otherwise determined to be, hazardous, radioactive, or toxic or a pollutant or a contaminant under or pursuant to any Environmental Law.

1.11 Legal Requirement means any federal, state, local, municipal, or other administrative order, constitution, law, ordinance, principle of common law, regulation, statute or treaty.

1.12 "Occupational Safety and Health Law"--any Legal Requirement designed to provide safe and healthful working conditions, to reduce occupational safety and health hazards.

1.13 Order means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made or rendered by any court, administrative agency, or other Governmental Body or by any arbitrator in binding arbitration.

1.14 Organizational Documents means for a corporation the articles or certificate of


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      incorporation, the bylaws, and any amendment to the foregoing.

1.15 Person means any individual, corporation, general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, or other entity or Governmental Body.

1.16 Proceeding means any action, arbitration, audit, hearing, investigation, litigation, or suit (whether civil, criminal, or administrative) commenced, brought, conducted, or heard by or before, or otherwise involving, any Governmental Body.

1.17  "Related Person"--with respect to a particular individual:

      1.17.1  each other member of such individual's Family;

      1.17.2 any Person that is directly or indirectly controlled by such individual or one or more members of such individual's Family;

      1.17.3 any Person in which such individual or members of such individual's Family hold (individually or in the aggregate) a Material Interest; and

      1.17.4 any Person with respect to which such individual or one or more members of such individual's Family serves as a director, officer, partner, executor, or trustee (or in a similar capacity).

      With respect to a specified Person other than an individual:

      1.17.5 any Person that directly or indirectly controls, is directly or indirectly controlled by, or is directly or indirectly under common control with such specified Person;

      1.17.6  any Person that holds a Material Interest in such specified
              Person;

      1.17.7 each Person that serves as a director, officer, partner, executor, or trustee of such specified Person (or in a similar capacity);

      1.17.8  any Person in which such specified Person holds a Material
              Interest;

      1.17.9 any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity); and

      1.17.10 any Related Person of any individual described in clause (b) or
              (c).

      For purposes of this definition, (a) the "Family" of an individual includes (i) the individual, (ii) the individual's spouse [and former spouses], and (iii) any other natural person who is related to the individual or the individual's spouse within the second degree, and (b) "Material Interest" means direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of voting securities or other voting interests representing at least 25% of the outstanding voting power of a Person or equity securities or other equity interests representing at least 25% of the outstanding equity securities or equity interests in a Person.

1.18 Tax means any tax (including any income tax, capital gains tax, value added tax, sales tax property tax, gift tax, or estate tax), levy, assessment, tariff, duty (including any customs duty), deficiency, or other fee, and any related charge or amount (including any fine, penalty, interest, or addition to tax), imposed, assessed, or collected by or under the authority of any Governmental Body or payable pursuant to any tax-sharing agreement or any other contract relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee.


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1.19  Tax Returns means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any Legal Requirement relating to any Tax.

2     PURCHASE TERMS

2.1 Stock and Business. The Seller will sell and deliver to Buyer, free and clear of all liens and encumbrances, all of the issued and outstanding shares ("Shares") of capital stock of Company.

2.2 Purchase Price. Following the Closing, the Company shall pay Seller a royalty of five percent (5%) of the Company's gross sales of the Business until such time as the aggregate royalty paid under this provision totals One Million Eight Hundred Thousand Dollars ($1,800,000) (the "Purchase Price"). Notwithstanding the foregoing, for each of the first thirty-six months following the Closing, the Company shall pay to Seller the greater of the following amounts (a) $10,000.00 (the "Minimum Payment") or (b) 5% of the month's gross retail sales of the Business (the "Royalty").

2.3 Payment Terms. All payments to be made under Section 2.2 will be monthly, beginning on the 15th day of the first month following the Closing and on the 15th day of each month thereafter in accordance with Section 2.2. The Company shall provide Seller on a quarterly basis with complete and accurate gross sales reports for the Business upon which the Royalty payments are made. The first gross sales report hereunder shall be provided by the Company by or before October 15, 1999, and quarterly thereafter.

2.4 Company May Terminate Operations. The Company is under no obligation to continue or to pursue operations of the Business. In the event that the Company terminates operation of the Business any time during the first thirty six months, the Company must nonetheless make the Minimum Payments of $10,000.00 per month for the first thirty-six months as provided in
      Section 2.2 and the Additional Payments specified in Section 3, but Company is not required to make any other payments of Royalty to Seller. For the purpose of this provision, the Company will not be considered to have terminated operations if Company, Buyer, or an affiliate of Buyer continues the Business or any substantially similar business under one or more different trade names. In such cases, termination has not occurred, and Seller is still entitled to Royalty payments or Minimum Payments from the newly named entity in accordance with the terms hereof.

3     ADDITIONAL PAYMENTS

Subject to the terms and conditions of this Agreement, the Company agrees to make the


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following additional payments (the "Additional Payments"):

3.1 Accounts Payables. The Company shall be responsible for any and all of Company's accounts payable owed to third parties at Closing ("Accounts Payable"), provided:

      3.1.1 the Accounts Payable are disclosed to Buyer at or before the Closing on Schedule A ("Payables Schedule",);

      3.1.2 the Accounts Payable are trade accounts payable;

      3.1.3 the total amount of the Accounts Payable does not exceed the cost of the Retail Inventory as provided in section 3.3; and

      3.1.4 the Accounts Payable are not owed to Seller or affiliates of Seller.

      The term trade Accounts Payable as used in this section references payments for purchases of inventory and excludes other debts of Company such as, without limitation, tort claims, loans, rent, utility costs or payroll obligations. The Accounts Payable meeting the conditions of 3.1.1. through and 3.1.4 are referred to herein as the "Assumed Payables".

      The Assumed Payables will be excluded from Seller's indemnity provided in section 9. Buyer indemnifies in section 9 Seller for liability for the Assumed Payables.

3.2 AP Offset. The Company is entitled to offset the amount of the Assumed Payables against its obligation to pay for the Retail Inventory (as provided in section 3.3). The amount of the offset for the Assumed Payables will be determined based upon the amount reflected on Schedule A.

3.3   Inventory Located in Retail Stores.

      3.3.1 In addition to the Purchase Price and other payments required herein, the Company will pay Seller for the inventory of the Company that is located in the Retail Stores (the "Retail Inventory") at Cost. Cost of the Retail Inventory will be determined as follows:
            (a) for inventory supplied by parties not related to Seller or the Company, the Cost will be the amount paid by or on behalf of the Company to such third party vendor for the product; (b) for inventory supplied to the Company by Seller, the Cost will be determined by Seller's "Manufacturing Cost" as currently reflected by the books and records of the Seller, subject to the review and consent of the Buyer.

      3.3.2 The amount of the payment to be made by the Company to Seller under
            Section 3.3.1 for the Retail Inventory shall be determined by first subtracting the amount of the Assumed Payables from the total Cost of Retail Inventory and dividing the remaining amount into twelve equal payments. The first payment to be made hereunder shall be due on the first day of the third month following the Closing


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            and subsequent payments shall be due on each successive first day of the month until the twelve payments are completed. No interest will be charged in connection with timely payments. A penalty shall be assessed against and paid by the Company for any monthly payment due under this section that is not received by Seller by the 15th of each month. The amount of the penalty shall be equal to 5% of the amount of the overdue payment. The Seller shall be deemed to be in receipt of any payment as of the date the payment is deposited in the U.S. mail or upon physical receipt by Seller.

      3.3.3 The inventory contained in the Retail Stores shall be counted and identified by an inventory inspection (the "Inspection") conducted within five (5) days of the date of the Closing by employees of the Company. The Inspection shall be conducted in accordance with the standards and methodologies previously employed by the Company when conducting, in the ordinary course of business, annual and or periodic inventory counts. The results of the inventory inspection shall be adjusted as necessary to account for sales taking place prior to, during or after the Inspection, as the case may be. Items which are out of date or physically damaged will be deducted from the inventory and returned to Seller.

3.4 Inventory Located in Seller's Warehouse in Freehold, New Jersey. Within fifteen (15) days of the Closing, Buyer shall inspect the inventory specific to the Company located in Seller's warehouse in Freehold, New Jersey, identified on Schedule B. Any and all inventory that is listed on Schedule B but not physically present in Seller's warehouse at the time of the inspection and inventory that is out of date or physically damaged as identified and agreed upon by Buyer and Seller shall be excluded from the inventory to be purchased under this section ("Subject Inventory"). Only inventory listed on Schedule B will be included in Subject Inventory. Within ten (10) days of the completion of the inspection and upon Seller's receipt of proof of insurance, as provided herein, the Seller shall ship to Buyer's warehouse located in Irvington, New Jersey the Subject Inventory.

      The Company shall pay Seller an amount equal to the Manufacturing Cost of the Subject Inventory as shown on Schedule B. The Company shall pay for such inventory in twenty four (24) equal payments beginning on the first day of the third month following shipment of the Subject Inventory. Prior to shipment, the Company will provide Seller with proof of property, casualty and fire insurance providing coverage against damage to the Subject Inventory while located in Buyer's warehouse in an amount equal to the total payment to be made under this section 3.4. In the event of a damage to the Subject Inventory while in Buyer's warehouse that is an insured loss covered under the Buyer's policy of insurance, Buyer and Company agree to endorse over and assign to Seller any payment and/or benefit received or to be received by Buyer and/or Company from the insurer relating to such loss to the extent of the amount of the remaining payment due under this section 3.4 as of the date of such insurance payment or benefit.


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3.5   Leases. The Seller agrees that for each of the Retail Store premises under the sixteen leases furnished to Buyer in connection with the Disclosure Letter the Company will have (subject to the limitations of the lease terms relating to the use thereof) full access to and use to the premises on a month-to-month basis from the day of Closing until the earlier of: 1) the expiration of such Retail Store lease term (including renewals); or 2) the Retail Store lease has been assigned or the lessor has consented to the continuation of such lease consistent with the provisions of section
      3.6. The Seller represents that such use shall be sufficient to carry on the present business of the Company (with the Seller holding Buyer harmless from any liability asserted by the lessors of the Retail Stores for any lease defaults resulting from Seller permitting the Company such access and use) Company agrees to pay Seller rent equal to the rent charged by the lessor under the terms of the current leases to Seller for each of the Retail Stores occupied by the Company after the Closing. Company agrees to direct such payments to the lessors, if so requested by the Seller.

3.6 Assignment of Leases. Following the Closing, Seller will use its best efforts to obtain from with all the lessors of the Retail Stores any or all consents required under the lease terms in the event of the sale of the Company by Seller to a third party. In any case, no change in the lease adverse to Buyer's interests will be permitted at the time of the assignment. Seller will pay all costs of seeking such assignments or consents, including, without limitation, any administrative, legal, tax or other charges in connection with any such assignment.

      In the event that Seller is unable within six months to arrange the necessary lease assignment, on terms no less favorable than under the current lease, Company shall be free to: 1) negotiate with lessor a new lease acceptable to Company; or 2) vacate the premises. If Company exercises the second option in the preceding sentence, Company will be under no further obligation to pay Seller rent for such premises or any liability of Seller under the lease agreement for such premises. Seller will not be required to pay damages, increased rent, lost profits or any other liability to Company and/or Buyer as a result of the failure to obtain the necessary lease assignment. Seller shall cooperate with Buyer in Buyer's efforts to continue such leases under terms favorable to Buyer.

      Buyer agrees to cooperate with Seller in its efforts to obtain an assignment for the leases, to provide Seller with such financial information as may be required by the lessors, and to use reasonable efforts to otherwise assist with such transfer. Company agrees, at completion of the assignment to Company of each lease to reimburse Seller for all security deposits on that lease, and provided further that Seller expressly represents that after due inquiry there are no known or anticipated claims relating to the period before the Closing against such deposits.

3.7 Adjustment Amounts. Within five (5) business days of the Closing, the Company will pay Seller a Rent Adjustment Amount for the rent of the Retail Stores for the portion of July falling after the Closing. Schedule F shows the July rent payments by Seller and such


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      payment will be prorated to the period after the Closing based upon the number of days in July falling after the Closing. On or before August 30, 1999 the Seller and the Buyer will calculate a Health Insurance adjustment amount representing the Seller's health insurance expense for the Company employees for the portion of July after the Closing. Company shall pay Seller the Adjustment Amount within five (5) business days of it being determined.

4     CLOSING

The purchase and sale (the "Closing") provided for in this Agreement will take place at the offices of Buyer's counsel at 44 Pittsford Way, New Providence, New Jersey, at 2:00 p.m. (local time) on July 12, 1999 or at such other time and place as the parties may agree.

4.1   CLOSING OBLIGATIONS

At the Closing, Seller will deliver to Buyer certificates representing the Shares, duly endorsed (or accompanied by duly executed stock powers) ("Stock Certificates") and free of any restrictive legends.

5     REPRESENTATIONS OF SELLER

Seller represents and warrants to Buyer as follows:

5.1   ORGANIZATION AND GOOD STANDING

      5.1.1 The Company name is "Vitamin Specialties Corp."

      5.1.2 The Company is organized under the laws of the State of Pennsylvania.

      5.1.3 The Company is authorized to do business in Pennsylvania and in New Jersey.

      5.1.4 The Company is a corporation duly organized, validly existing, and in good standing under the laws of its jurisdiction of incorporation, with full corporate power and authority to conduct its business as it is now being conducted, and to perform all its obligations under the Agreement and other contracts or agreements necessary to the Contemplated Transaction.

      5.1.5 Under the laws of each state or other jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, the Company is both (a) duly qualified to do business as a foreign corporation, and (b) in good standing.

      5.1.6 Seller has delivered to Buyer or will within ten days of the date of the Agreement deliver to Buyer copies of the Organizational Documents of the Company, as currently in effect.

5.2   AUTHORITY; NO CONFLICT


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

      5.2.1 The Agreement constitutes the legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms. Seller has the right, power, authority, and capacity to execute and deliver the Agreement and the Stock Certificates ("Seller's Closing Documents") and to perform its obligations under the Agreement and the Seller's Closing Documents.

      5.2.2 Except as set forth in section 5.2.2 of the Disclosure Letter, neither the execution and delivery of the Agreement nor the consummation or performance of any of the Contemplated Transactions will, directly or indirectly (with or without notice or lapse of time):

            5.2.2.1 contravene, conflict with, or result in a violation of (A)
                    any provision of the Organizational Documents of the Seller, or (B) any resolution adopted by the board of directors or the stockholders of the Seller;

            5.2.2.2 contravene, conflict with, or result in a violation of, or give any Governmental Body or other Person the right to challenge any of the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Legal Requirement or any Order to which the Company or Seller, or any of the assets owned or used by the Company, may be subject;

            5.2.2.3 contravene, conflict with, or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate, or modify, any Governmental Authorization that is held by the Company or that otherwise relates to the business of, or any of the assets owned or used by, the Company;

            5.2.2.4 contravene, conflict with, or result in a violation or breach of any provision of, or give any Person the right to declare a default or exercise any remedy under, or to accelerate the maturity or performance of, or to cancel, terminate, or modify, any Applicable Contract; or

            5.2.2.5 result in the imposition or creation of any Encumbrance upon or with respect to any of the assets owned or used by the Company.

      Except as set forth in part 5.2 of the Disclosure Letter, neither the Seller nor the Company is or will be required to give any notice to or obtain any consent from any Person in connection with the execution and delivery of the Agreement or the consummation or performance of any of the Contemplated Transactions.

5.3   CAPITALIZATION


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The authorized equity securities of the Company consist of one thousand shares of common stock, par value $0.01 per share, of which one thousand (1,000) shares are issued and outstanding and constitute the Shares. Seller is and will be on the Closing the record and beneficial owner and holder of the Shares, free and clear of all Encumbrances other than the liens of Chase Manhattan Bank and Hoffman LaRoche, Inc. The Seller owns all of the Shares. All of the outstanding equity securities of the Company have been duly authorized and validly issued and are fully paid and non assessable. There are no contracts relating to the issuance, sale, or transfer of any equity securities or other securities of the Company. None of the outstanding equity securities or other securities of the Company was issued in violation of the Securities Act of 1933, or any successor or any other Legal Requirement.

5.4   FINANCIAL STATEMENTS

Seller has delivered to Buyer or will within ten days of the date of the Agreement deliver to Buyer:

(a) segregated balance sheets of the Company as at July 31, 1997 and the related statement of income and expense for the fiscal year then ended,

(b) a segregated balance sheet of the Company as at July 31, 1998 (the "Balance Sheet"), and the related statement of income and expense for the fiscal year then ended, and

(c) a segregated balance sheet of the Company as at May 31, 1999 (the "Interim Balance Sheet") and the related statements of income and expense for the fiscal year to date.

Such financial statements fairly present the financial condition and the results of operations of the Company as at the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, subject, in the case of interim financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (that, if presented, would not differ materially from those included in the Balance Sheet); the financial statements referred to in this Section 5.4 reflect the consistent application of such accounting principles throughout the periods involved.

5.5   BOOKS AND RECORDS

The books of account, stock record books, and other records of the Company are complete and correct and have been maintained in accordance with sound business practices, including the maintenance of an adequate system of internal controls. The Company does not have any minutes of meetings of the stockholders or the Board of Directors. Within ten (10) days of the Closing, all of those books and records will be in the possession of the Company.

5.6   TITLE TO PROPERTIES; ENCUMBRANCES


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The Company owns no real property. Other than the leases for the Retail Stores listed in Schedule A, the Company has no leases of real property. The Company owns all the personal properties and intangible assets that they purport to own including those located in the Retail Stores leased by the Company or reflected as owned in the books and records of the Company, including all of the assets reflected in the Balance Sheet and the Interim Balance Sheet (except for personal property sold since the date of the Balance Sheet and the Interim Balance Sheet, as the case may be, in the ordinary course of business), and all of the assets purchased or otherwise acquired by the Company since the date of the Balance Sheet (except for personal property acquired and sold since the date of the Balance Sheet in the ordinary course of business and consistent with past practice). Except as specified in section 5.6 of the Disclosure Letter, all material assets reflected in the Balance Sheet and the Interim Balance Sheet are free and clear of all Encumbrances.

5.7   Section intentionally omitted.

5.8   ACCOUNTS RECEIVABLE

The Company has no accounts receivables of a material amount or otherwise.

5.9   Section intentionally omitted.

5.10  NO UNDISCLOSED LIABILITIES

Except as set forth in Part 5.10 of the Disclosure Letter, the Company has no liabilities or obligations of any nature ( whether absolute, accrued, contingent, or otherwise) except for current liabilities incurred in the ordinary course of business.

5.11  TAXES

      5.11.1 Except as set forth in section 5.11.1 of the Disclosure Letter, the Company has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by or with respect to it, either separately or as a member of a group of corporations, pursuant to applicable Legal Requirements. All such Tax Returns are listed in the Disclosure Letter. Sellers have delivered to Buyer or will within ten days of the date of the Agreement deliver to Buyer copies of all Tax Returns listed in the Disclosure Letter, except as noted in the Disclosure Letter. The Company has paid, or made provision for the payment of, all Taxes that have or may have become due pursuant to those Tax Returns or otherwise, or pursuant to any assessment received by Sellers or the Company.

      5.11.2 There exists no proposed tax assessment against the Company or Seller. Except as provided in the Disclosure Letter, all Taxes that the Company is or was required by Legal Requirements to withhold or collect have been duly withheld or


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            collected and, to the extent required, have been paid to the proper Governmental Body or other Person.

     5.11.3 Except as stated in part 5.11.3 of the Disclosure Letter, all Tax Returns filed by (or that include on a consolidated basis) the Company are true, correct, and complete. There is no tax sharing agreement that will require any payment by the Company after the date of the Agreement.

5.12  NO MATERIAL ADVERSE CHANGE

Since the date of the Balance Sheet, there has not been any material adverse change in the business, operations, assets, or condition of the Company, and no event has occurred or circumstance exists that may result in such a material adverse change.

5.13  EMPLOYEE BENEFIT

     5.13.1 The only Employee Benefit Plans as that term is defined in Section 3(3) of the Employment Retirement Income Security Act of 1974, as amended ("Employee Benefit Plans") are maintained, administered or contributed to by the Company for the benefit of any employee of the Company are:
            (a) IVC Industries, Inc. 401k Retirement Savings Plan
            (b) IVC Industries Employee Health Care Plan

     5.13.2 Except as provided in the Disclosure Letter, upon the consummation of the Contemplated Transactions, after Closing neither the Buyer nor the Company will have any obligation or liabilities to or with respect to any employee, officer, director, consultant or agent of the Company that accrued prior to the Closing (i) for payment of wages, commissions, salaries, fees, bonuses, reimbursable employee expenses, pensions or contributions under any Employee Benefit Plans or any other compensation, bonus or perquisites, current or deferred; (ii) under any health, profit sharing, pension, deferred compensation, stock option, stock purchase, severance, retainer, consulting, health, welfare or incentive plan or agreement, any written or unwritten plan, policy, arrangement or commitment providing for "fringe benefits" to employees, including, personal leave, employee discount, perquisites, educational benefit or similar programs.

     5.13.3 No retired employee of the Company is entitled to receive benefits from the Company or scheduled to receive benefits from the Company in the future.

5.14  COMPLIANCE WITH LEGAL REQUIREMENTS; GOVERNMENTAL AUTHORIZATIONS

      5.14.1 The Company is in full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets. At all times since June 13, 1997 the Company has been, or upon discovery of any failure to comply has promptly brought itself into full compliance with each Legal Requirement that is or was applicable to it or to the conduct or operation of its business or the ownership or use of any of its assets

     5.14.2 No event has occurred since June 13, 1997 or circumstance exists that (with or without notice or lapse of time) (A) may constitute or result in a violation by the Company of, or a failure on the part of the Company to comply with, any Legal Requirement, or (B) may give rise to any obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature; and

     5.14.3 The Company has not received, at any time since June 13, 1997, any notice or other communication (whether oral or written) from any Governmental Body or any other Person regarding (A) any actual, alleged, possible, or potential violation of, or failure to comply with, any Legal Requirement, or (B) any actual, alleged, possible, or potential obligation on the part of the Company to undertake, or to bear all or any portion of the cost of, any remedial action of any nature.

     5.14.4 The Company has obtained any and all required Governmental Authorization to permit the Company to lawfully conduct and operate its businesses in the manner they currently conduct and operate such businesses and to permit the Company to own and use its assets in the manner in which they currently own and use such assets.

5.15  LEGAL PROCEEDINGS; ORDERS

      5.15.1 Other than the Proceedings disclosed in Section 5.15.1 of the Disclosure Letter (and any Proceeding that may occur as a result of the Company's delay in paying the Accounts Payable listed on Schedule B, there is no pending Proceeding:

             5.15.1.1 that has been commenced by or against the Company or that otherwise relates to or may affect the business of, or any of the assets owned or used by, the Company where the affect on the business or assets has a potential value in excess of $30,000; or

             5.15.1.2 that challenges, or that may have the effect of
                      preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions.

      To the Knowledge of Sellers and the Company, (1) no such Proceeding has been threatened, and (2) no event has occurred or circumstance exists that may give rise to or serve as a basis for the commencement of any such Proceeding.

     5.15.2 there is no Order to which the Company, or any of the assets owned or used by the Company, is subject;

     5.15.3 Seller is not subject to any Order that relates to the business of, or any of the assets owned or used by, the Company; and

     5.15.4 no officer, director, agent, or employee of the Company is subject to any Order that prohibits such officer, director, agent, or employee from engaging in or continuing any conduct, activity, or practice relating to the business of the Company.

5.16  ABSENCE OF CERTAIN CHANGES AND EVENTS

Since the date of the Balance Sheet, the Company has conducted its businesses only in the ordinary course of business and there has not been any:

       5.16.1 change in the Company's authorized or issued capital stock; grant of any stock option or right to purchase shares of capital stock of the Company; issuance of any security convertible into such capital stock; grant of any registration rights; purchase, redemption, retirement, or other acquisition by the Company of any shares of any such capital stock; or declaration or payment of any dividend or other distribution or payment in respect of shares of capital stock;

       5.16.2 amendment to the Organizational Documents of the Company;

       5.16.3 except in the ordinary course of business, payment or increase by the Company of any bonuses, salaries, or other compensation to any stockholder, director, officer, or employee or entry into any employment, severance, or similar contract with any director, officer, or employee;

       5.16.4 adoption of, or increase in the payments to or benefits under, any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement, or other employee benefit plan for or with any employees of the Company;

       5.16.5 damage to or destruction or loss of any asset or property of the Company, whether or not covered by insurance, materially and adversely affecting the properties, assets, business, financial condition, or prospects of the Company, taken as a whole;

       5.16.6 entry into, termination of, or receipt of notice of termination of
              (i) any license, distributorship, dealer, sales representative, joint venture, credit, or similar agreement, or (ii) any contract or transaction involving a total remaining commitment by or to the Company of at least $30,000;

       5.16.7 sale (other than sales of inventory in the ordinary course of business), lease, or other disposition of any asset or property of the Company or , other than as disclosed in section 5.16.7 of the Disclosure Letter and mortgage, pledge, or imposition of any lien or other encumbrance on any material asset or property of the Company, including the sale, lease, or other disposition of any of the Intellectual Property Assets;

       5.16.8 cancellation or waiver of any existing claims or rights with a value to the Company in excess of $30,000;

       5.16.9 material change in the accounting methods used by the Company;

       5.16.10 agreement, whether oral or written, by the Company to do any of the foregoing, or

       5.16.11 increase in inventory levels that is inconsistent with the Company's ordinary course of business.

5.17  CONTRACTS; NO DEFAULTS

      5.17.1 The only Applicable Contracts of the Company that involve obligations with a value in excess of $1,000 are the leases for the Retail Stores listed in Exhibit A and an employment contract with Bill Evans.

5.18  This Section intentionally omitted.

5.19  ENVIRONMENTAL MATTERS

       5.19.1 The Company is, and at all times has been since June 13, 1997, in full compliance with, and has not been and is not in violation of or liable under, any applicable Environmental Law. Neither the Seller nor the Company has any basis to expect, nor has any of them or any other Person for whose conduct they are or may be held to be responsible received, any actual or threatened order, notice, or other communication from (i) any Governmental Body or private citizen acting in the public interest, or (ii) the current or prior owner or operator of any Facilities, of any actual or potential violation or failure to comply with any Environmental Law, or of any actual or threatened obligation to undertake or bear the cost of any Environmental, Health, and Safety Liabilities with respect to any of the Facilities or any other properties or assets (whether real, personal, or mixed) in which the

              Company has had an interest, or with respect to any property or Facility at or to which Hazardous Materials were generated, manufactured, refined, transferred, imported, used, or processed by the Company, or any other Person for whose conduct they are or may be held responsible, or from which Hazardous Materials have been transported, treated, stored, handled, transferred, disposed, recycled, or received.

       5.19.2 There are no Hazardous Materials present in the Retail Store. Neither the Seller, the Company, or any other Person for whose conduct they are or may be held responsible, has permitted or conducted, or is aware of, any Hazardous Activity conducted with respect to the Retail Stores.

       5.19.3 The Company is not an "Industrial Establishment" as that term is defined in the Industrial Site Recovery Act, N.J. Stat. Ann. ss. 13.1K-6 et seq.

5.20   EMPLOYEES

       5.20.1 Section 5.20 of the Disclosure Letter contains a complete and accurate list of the following information for each employee of the Company, including each employee on leave of absence or layoff status: name; department, type, rate, status and hire date. Within 10 days of the Closing, the Seller will provide the Buyer with information for each employee concerning vacation accrued; and service credited for purposes of vesting and eligibility to participate under the Company's Employee Benefit Plans.

       5.20.2 No employee of the Company is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non competition, or proprietary rights agreement, between such employee or director and any other Person ("Proprietary Rights Agreement") that in any way adversely affects or will affect (i) the performance of his duties as an employee of the Company, or
              (ii) the ability of the Company to conduct its business, including any Proprietary Rights Agreement with Seller or the Company by any such employee. To Seller's Knowledge, no key employee of the Company intends to terminate his employment with the Company.

5.21   LABOR RELATIONS; COMPLIANCE

The Company has not been, and is not currently a party to any collective bargaining or other labor contract.

5.22  INTELLECTUAL PROPERTY

       5.22.1 Intellectual Property Assets--The term "Intellectual Property Assets" includes the trademark "Vitamin Specialties" and design, registration number1880352 issued February 28, 1995, and the trademark "Vitamin Specialties", registration number 1, 880353 issued February 28, 1995 ("Trademarks"), and trademark rights, if any, acquired through use by the Company ("Use Marks").

       5.22.2 Except as provided in the Disclosure Letter, the Company is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all liens, security interests, charges, encumbrances, equities, and other adverse claims, and has the right to use without payment to a third party all of the Intellectual Property Assets.

       5.22.3 Trademarks

               5.22.3.1 To Seller's knowledge, there is no potentially
                        interfering trademark or trademark application of any third party.

               5.22.3.2 To Seller's knowledge, no Intellectual Property Right is infringed or, to Seller's knowledge, has been challenged or threatened in any way. To Seller's knowledge none of the Trade Marks or Use Marks used by the Company infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

5.23   This Section Intentionally Omitted.

5.24   DISCLOSURE

       5.24.1 All representations or warranties of Seller in the Agreement, including, without limitation those made in this section 5, and all statements in the Disclosure Letter state all material facts necessary to make the statements herein or therein, in light of the circumstances in which they were made, not misleading.

       5.24.2 There is no fact known to Seller that has specific application to either Seller or the Company (other than general economic or industry conditions) that materially adversely affects the assets, business, financial condition, or results of operations of the Company that has not been set forth in the Agreement, the Disclosure Letter, the Balance Sheets, the Interim Financial Statements, the Leases prior to Closing.

5.25   BROKERS OR FINDERS

Seller and its agents have not incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with the Agreement.

6     REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as follows:

6.1   ORGANIZATION AND GOOD STANDING

Buyer is a corporation duly organized, validly existing, and in good standing under the laws of the State of New Jersey.

6.2   AUTHORITY; NO CONFLICT

      6.2.1 The Agreement constitutes the legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms. Buyer has the absolute and unrestricted right, power, and authority to execute and deliver the Agreement and to perform its obligations under the Agreement.

      6.2.2 Neither the execution and delivery of the Agreement by Buyer nor the consummation or performance of any of the Contemplated Transactions by Buyer will give any Person the right to prevent, delay, or otherwise interfere with any of the Contemplated Transactions pursuant to:

            6.2.2.1 any provision of Buyer's Organizational Documents;

            6.2.2.2 any resolution adopted by the board of directors or the stockholders of Buyer;

            6.2.2.3 any Legal Requirement or Order to which Buyer may be subject; or

            6.2.2.4 any contract to which Buyer is a party or by which Buyer may be bound.

Buyer is not and will not be required to obtain any consent from any Person and in connection with the execution and delivery of the Agreement or the consummation or performance of any of the Contemplated Transactions that will not have been obtained prior to Closing.

6.3   CERTAIN PROCEEDINGS

There is no pending Proceeding that has been commenced against Buyer and that challenges, or may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the Contemplated Transactions. To Buyer's Knowledge, no such Proceeding has been threatened.

6.4   BROKERS OR FINDERS

Buyer and its officers and agents have incurred not incurred any obligation or liability, contingent or otherwise, for brokerage or finders' fees or agents' commissions or other similar payment in connection with the Agreement and will indemnify and hold Seller harmless from any such payment alleged to be due by or through Buyer as a result of the action of Buyer or its officers or agents.

7     CONDITIONS PRECEDENT TO BUYER'S OBLIGATION TO CLOSE

Buyer's obligation to purchase the Shares and to take the other actions required to be taken by Buyer at the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived by Buyer, in whole or in part):

7.1   ACCURACY OF REPRESENTATIONS

      7.1.1 All of Seller's Representations and Warranties in section 5 (considered collectively), and each of these Representations and Warranties (considered individually), must be accurate in all material respects as of the Closing.

7.2   SELLER'S PERFORMANCE

      7.2.1 Each document required to be delivered pursuant to Section 4.1 and
            7.4 must have been delivered.

7.3   CONSENTS

      An agreement satisfactory to the Buyer must be in place by which Seller agrees that the Closing is contingent upon promptly getting the consents identified in the Disclosure Letter.

7.4   ADDITIONAL DOCUMENTS

Each of the following documents must have been delivered to Buyer:

      7.4.1 a list of the Retail Stores in the form of Schedule A;

      7.4.2 a list of Assumed Payables in the form of Schedule B;

      7.4.3 a list of the inventory in the Seller's warehouse in Freehold, New Jersey in the form of Schedule C;

      7.4.4 an opinion of Seller's counsel in the form of Schedule D;

      7.4.5 the Disclosure Letter complete with appendices in the form of Schedule E; and

      7.4.6 such other documents as Buyer may reasonably request for the purpose of (i) evidencing the accuracy of any of Seller's Representations and Warranties, (ii) evidencing the performance by Seller of, or the compliance by Seller with, any covenant or obligation required to be performed or complied with by Seller, (iii) evidencing the satisfaction of any condition referred to in this Section 7, or (iv) otherwise facilitating the consummation or performance of any of the

            Contemplated Transactions.

8     ADDITIONAL DOCUMENTS OF BUYER

Buyer must have caused the following documents to be delivered to Seller:

      8.0.1 such documents as Seller may reasonably request for the purpose of
            (i) enabling their counsel to provide the opinion referred to in
            Section 7.4. (ii) evidencing the accuracy of any representation or warranty of Buyer, (iii) evidencing the performance by Buyer of, or the compliance by Buyer with, any covenant or obligation required to be performed or complied with by Buyer, (ii) evidencing the satisfaction of any condition referred to in this Section 8, or (v) otherwise facilitating the consummation of any of the Contemplated Transactions.

9     INDEMNIFICATION; REMEDIES

9.1 With the exception of the liabilities listed in Section 5.10 and the Assumed Payables, Seller does hereby agree to indemnify, defend and save Company and Buyer harmless of and from any and all claims, demands, losses, damage (including incidental and consequential damages), diminution of value, expenses, reasonable attorney fees, causes of actions, judgments, and liability (collectively, "Damages") arising, directly or indirectly, from or in connection with:

      9.1.1 any breach, misrepresentation or inaccuracy of any representation, warranty, covenant, or obligation of or made by Seller in the Agreement, any Exhibit to the Agreement, any supplement to the Disclosure Letter, or any other certificate or document delivered by Seller pursuant to the Agreement;

      9.1.2 the assignment of the leases following the Closing;

      9.1.3 any claim relating to the occupancy, use or operation of the Retail Stores prior to the Closing;

      9.1.4 any product sold or shipped by Company prior to the Closing or any Retail Inventory or Subject Inventory whenever sold or shipped by Company unless directly arising from any action of the Company after the Closing;

      9.1.5 any liability of the Company with respect to any Tax year or period or portion thereof ending on or before the Closing (or for any Tax year or period beginning before and ending after the Closing to the extent allocable to the portion of such period beginning before and ending on the Closing) or for the unpaid Taxes of any Person as a transferee or successor by contract, or otherwise;

      9.1.6 any other activity or conduct relating to the Business by the Company or Seller and their Representatives prior to the Closing.

      Buyer must inform Seller in writing immediately upon receiving any knowledge of a claim under this Indemnity Agreement. This obligation of Seller shall terminate, and Seller shall not be responsible to Buyer for any indemnification under this Indemnity Agreement after, the date which is six years after the Closing, provided Buyer has not notified Seller of any unpaid claim prior to that date.

9.2 Buyer does hereby agree to indemnify, defend and save Seller harmless of and from any and all claims, demands, losses, damage (including incidental and consequential damages), diminution of value, expenses, reasonable attorney fees, causes of actions, judgments, and liability (collectively, "Damages") arising, directly or indirectly, from or in connection with:

      9.2.1 The Assumed Payables, the accrued unpaid vacation as set forth in the Disclosure Letter, and the retroactive CAM charges as set forth in the Disclosure Letter.

      Seller must inform Buyer in writing immediately upon receiving any knowledge of a claim under this Indemnity Agreement. This obligation of Buyer shall terminate, and Buyer shall not be responsible to Seller for any indemnification under this Indemnity Agreement after, the date which is six years after the Closing, provided Seller has not notified Buyer of any unpaid claim prior to that date.

10    BUYER'S GUARANTEE.

Buyer unconditionally guarantees:

10.1  the Company's royalty payment of $10,000 a month for the first thirty six
      (36) months, if the conditions for the payment of such minimum royalty under Section 2.2 are met;

10.2  the Company's payment for the Retail Inventory as called for under Section
      3.3 (including any late penalty called for under Section 3.3.2); and

10.3  the Company's payment for the Subject Inventory as called for under
      Section 3.4.

irrespective of whether Company terminates the operations of the Business.

11    SELLER'S RELEASE.

Seller in order to induce Buyer to purchase the outstanding capital stock of the Company pursuant to the Agreement, hereby agrees as follows:

11.1 Seller, on behalf of itself, hereby releases and forever discharges the Buyer and the Company and each of their respective stockholders (individually, a "Releasee" and collectively, "Releasees") from any and all claims, demands, Proceedings, causes of action, Orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which Seller or any of its affiliates now has, have ever had or may hereafter have against the respective Releasees arising contemporaneously with or prior to the Closing or on account of or arising out of any matter, cause or event occurring contemporaneously with or prior to the Closing, including, but not limited to, any rights to indemnification or reimbursement from the Company, whether pursuant to their respective Organizational Documents, contract or otherwise and whether or not relating to claims pending on, or asserted after, the Closing Date; provided, however, that nothing contained herein shall operate to release any obligations of Buyer arising under the Agreement or any obligation which obligation has been disclosed in the Disclosure Letter.

11.2 Seller hereby irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, instituting or causing to be commenced, any proceeding of any kind against any Releasee, based upon any matter purported to be released hereby.

11.3 Without in any way limiting any of the rights and remedies otherwise available to any Releasee, Seller shall indemnify and hold harmless each Releasee from and against all loss, liability, claim, damage (including incidental and consequential damages) or expense (including costs of investigation and defense and reasonable attorney's fees) whether or not involving third party claims, arising directly or indirectly from or in connection with (i) the assertion by or on behalf of the Seller or any of its Related Persons of any claim or other matter purported to be released pursuant to this Release and (ii) the assertion by any third party of any claim or demand against any Releasee which claim or demand arises directly or indirectly from, or in connection with, any assertion by or on behalf of the Seller or any of their Affiliates against such third party of any claims or other matters purported to be released pursuant to this Release.

12    This section intentionally omitted.

13    GENERAL PROVISIONS

13.1  EXPENSES

Except as otherwise expressly provided in this Agreement, each party to this Agreement will bear its respective expenses incurred in connection with the preparation, execution, and performance of this Agreement and the Contemplated Transactions, including all fees and expenses of agents, representatives, counsel, and accountants. In the event of termination of this Agreement, the obligation of each party to pay its own expenses will be subject to any rights of such party arising from a breach of this Agreement by another party.

13.2  PUBLIC ANNOUNCEMENTS

Any public announcement or similar publicity with respect to this Agreement or the Contemplated Transactions will be issued, if at all, at such time and in such manner as Buyer and Seller jointly determine. Seller and Buyer will consult with each other concerning the means by which the Company's employees, customers, and suppliers and others having dealings with the Company will be informed of the Contemplated Transactions, and Buyer will have the right to be present for any such communication.

13.3  This section intentionally omitted.

13.4  NOTICES

All notices, consents, waivers, and other communications under this Agreement must be in writing and will be deemed to have been duly given when (a) delivered by hand (with written confirmation of receipt), (b) sent by telecopier (with written confirmation of receipt), provided that a copy is mailed by registered mail, return receipt requested, or (c) when received by the addressee, if sent by a nationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and telecopier numbers set forth below (or to such other addresses and telecopier numbers as a party may designate by notice to the other parties):

Seller:           IVC Industries, Inc.
                  500 Halls Mill Road
                  Freehold, New Jersey 07728

Attention:        Mr. E. Joseph Edell, Chief Executive Officer

Facsimile No.:    (732) 308-9793

Buyer:            Archon Vitamin Corporation
                  209 40th Street
                  Irvington, New Jersey 07111

Attention:        Mr. Thomas F. Pugsley, Presdent

Facsimile No.:    (973) 371-1277

13.5  JURISDICTION; SERVICE OF PROCESS

Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of New Jersey (state and federal) and each of the parties consents to the jurisdiction of such courts in any such action or proceeding and waives any objection to venue laid therein. Process in any action or proceeding referred to in the preceding sentence may be served on any party anywhere in the world. In the event of judicial intervention seeking enforcement of this Agreement, the prevailing party shall be entitled to collect from the other party any and all attorneys' fees and costs relating to such action.

13.6  FURTHER ASSURANCES

The parties agree (a) to furnish upon request to each other such further information, (b) to execute and deliver to each other such other documents, and
(c) to do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the documents referred to in this Agreement.

13.7  WAIVER

The rights and remedies of the parties to this Agreement are cumulative and not alternative. Neither the failure nor any delay by any party in exercising any right, power, or privilege under this Agreement or the documents referred to in this Agreement will operate as a waiver of such right, power, or privilege, and no single or partial exercise of any such right, power, or privilege will preclude any other or further exercise of such right, power, or privilege or the exercise of any other right, power, or privilege.

13.8  ENTIRE AGREEMENT AND MODIFICATION

This Agreement supersedes all prior agreements between the parties with respect to its subject matter (including the Letter of Intent between Buyer and Seller dated April 15, 1999) and constitutes (along with the documents referred to in this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement may not be amended except by a written agreement executed by the party to be charged with the amendment.

13.9  DISCLOSURE LETTER

      13.9.1 The disclosures in the Disclosure Letter must relate only to the Representations and Warranties in section 5 of this Agreement to which they expressly relate and not to any other Representation or Warranty in this Agreement.

13.10 ASSIGNMENTS, SUCCESSORS, AND NO THIRD-PARTY RIGHTS

Neither party may assign any of its rights under this Agreement without the prior written consent of the other parties, which will not be unreasonably withheld. Subject to the preceding sentence, this Agreement will apply to, be binding in all respects upon, and inure to the benefit of the successors and permitted assigns of the parties. Nothing expressed or referred to in this

Agreement will be construed to give any Person other than the parties to this Agreement any legal or equitable right, remedy, or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and assigns.

13.11 SEVERABILITY

If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

13.12 SECTION HEADINGS, CONSTRUCTION

The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

13.13 This section intentionally removed.

13.14 GOVERNING LAW

This Agreement will be governed by the laws of the State of New Jersey without regard to conflicts of laws principles.

13.15 COUNTERPARTS

This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Agreement as of the date first written above.

Buyer:      Archon Vitamin Corporation


By:         /s/ Thomas F. Pugsley
            ---------------------------------
            Thomas F. Pugsley
            President

Seller:     IVC Industries, Inc.


By:         /s/ E. Joseph Edell
            ---------------------------------
            E. Joseph Edell
            Chief Executive Officer

                               List of Schedules

A.    Retail Stores
B.    Payables Schedule
C.    Vitamin Specialties Specific Inventory in Freehold Warehouse
D.    Opinion of Seller's Counsel
E.    Disclosure Letter
F.    July Rent